FOR IMMEDIATE RELEASE: May 1, 2009	PR 09-09

Atna Resources Receives Final Payment in Marg Property Sale

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN), has acquired beneficial ownership of 6,838,906 common shares of Yukon Gold Corporation, Inc. (“Yukon Gold”) at a deemed price of $0.0329 per share pursuant to the Property Purchase Agreement dated November 25, 2004, between Medallion Capital Corp. and Atna Resources Ltd. This Agreement was assigned to Yukon Gold Corporation Ltd. on March 1, 2005 and subsequently modified by letter agreement dated December 4, 2008. The share transfer is made in lieu of cash as satisfaction of Yukon Gold’s obligation in regards to its purchase of the Marg volcanogenic massive sulfide property located in the Mayo Mining District of the Yukon Territory of Canada. After giving effect to this share issuance, Atna now has beneficial ownership, direction or control over an aggregate of 7,238,906 common shares, representing approximately 17.9 percent of the outstanding shares of Yukon Gold.

Atna’s interest in Yukon Gold will be held as marketable securities available for sale, subject to applicable securities regulations and laws. Atna currently has no intention of adding to its investment in Yukon Gold, although it may acquire ownership of, or control or direction over, additional securities of Yukon Gold in the future.

A copy of the early warning report in respect of this acquisition has been filed with the applicable securities commissions and can be found at www.sedar.com.

FOR FURTHER INFORMATION:
Additional information on Atna Resources Ltd. is available on our website at www.atna.com or contact:

James Hesketh, President and CEO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464